Exhibit 21

Subsidiaries of GBC Bancorp	State of Incorporation

General Bank	California
GBC Venture Capital, Inc.	California

Subsidiaries of General Bank

GBC Investment & Consulting Company, Inc.	California
GBC Insurance Services, Inc.	California
GBC Leasing Company, Inc.	California
GBC Real Estate Investments, Inc.	California
GBC Trade Services, Asia Limited	Hong Kong
GB Capital Trust II	Maryland